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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July, 2003

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   July 25, 2003

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106                                                                                                             tsx.v:rsm Listed: Standard & Poors                                                                                                  OTCBB:RYSMF

RSM CLOSES PRIVATE PLACEMENT FINANCING

for immediate release

SPARKS, NEVADA, July 22, 2003, Royal Standard Minerals Inc. is pleased to announce that the Company has completed an initial private placement of C$1,250,000 with Octagon Capital Corporation. The terms of the offering include the issuance of up to 6 million units ("units") of the Company’s shares @ C$0.25 per unit for a maximum offering of $1,500,000. Each unit consists of 1 common share and one-half common share purchase Warrant. Each whole Warrant will entitle the holder to subscribe for one additional Share at a price of C$0.30 per share for a period of 24 months from the Closing Date. The Warrants are non-callable by the Company during the first 12 months from the Closing Date. During the second 12 months, the Warrants may be called at the discretion of the Company if the average closing price for the Shares on the TSX.V for any consecutive twenty-day trading period is greater than or equal to the C$0.375. In such circumstances, the Company may exercise its call in respect of the Warrants by paying holders of the Warrants C$0.0001 per Warrant. If the Company elects to call the Warrants, during which time the holders of Warrants may elect to exercise their Warrants. The balance of the offering remains open and is expected to be completed soon.

The use of proceeds will be to advance the Company’s Pinon and Railroad gold-silver projects located in Elko County, Nevada.

RSM is an exploration and pre-development company with advanced gold projects in Nevada.

The closing of this transaction is subject to the various regulatory approvals.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132
Visit our website at Royal-Standard.com